UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Entry into a Material Definitive Agreement

On May 28, 2025, Golden Heaven Group Holdings Ltd. (the “Company”) entered into a share purchase agreement (the “Share Purchase Agreement”) with investors listed thereto (the “Investors”). Pursuant to the Share Purchase Agreement, the Investors in aggregate agreed to purchase, and the Company agreed to issue and sell to the Investors a total of 15,000,000 Class A ordinary shares of the Company, par value of US$0.125 per share (the “Shares”), at a purchase price of US$1.80 per share (the “Offering”). The Shares were offered under the Company’s registration statement on Form F-3 (File No. 333-279942), initially filed with the U.S. Securities and Exchange Commission on June 4, 2024, and declared effective on June 27, 2024 (the “Registration Statement”). A prospectus supplement to the Registration Statement in connection with the Offering was filed with the U.S. Securities and Exchange Commission on May 28, 2025.

The closing of the transactions contemplated by the Share Purchase Agreement took place on May 28, 2025. The Company received gross proceeds of approximately US$27,000,000 from the issuance and sale of the Shares and intends to use the net proceeds from the Offering for working capital and other general corporate purposes.

The foregoing description of the Agreement are qualified in their entirety by reference to the full texts of the Form of Agreement, which is filed as Exhibit 10.1 to this Form 6-K, and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Ogier
10.1	Form of Share Purchase Agreement
23.2	Consent of Ogier (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holdings Ltd.

Date: May 29, 2025	By:	/s/ Jin Xu
	Name:	Jin Xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

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